UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November 2007

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

EXPLANATORY NOTE

This amended Form 6-K is being submitted solely for the purpose of correcting a typographical error on the signature page to the report on 6-K submitted on November 21, 2007.  No changes to the press release included as Exhibit 1 to the report dated November 21, 2007 are being made by this amendment.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated November 9, 2007, announcing the Company’s financial results for the third quarter of 2007.

Knightsbridge Tankers Limited

Interim Report September 2007

THIRD QUARTER AND NINE MONTHS RESULTS

Knightsbridge Tankers Limited (the “Company”) reports net income of $7.6 million and earnings per share of $0.44 for the third quarter of 2007.  The average daily time charter equivalents (“TCEs”) earned by the Company’s five VLCCs was $39,200 compared with $36,800 in the preceding quarter. In the third quarter four vessels operated in the time charter market and one vessel in the spot market. Net interest expense for the quarter was $1.3 million (2006 comparable quarter: $1.5 million) and at September 30, 2007, all of the Company’s debt is floating rate debt.

The Company generated cash from operating activities of $10.1 million, used $2.8 million to repay the Company’s loan and credit facilities, invested $0.5 million in its newbuilding project and distributed $10.3 million in dividend payments.  The net decrease in cash and cash equivalents in the quarter was $3.5 million.  In November 2007, the Company has an average cash breakeven rate for its vessels of $19,500 per vessel per day compared to $19,000 in November 2006.

For the nine months ended September 30, 2007 the Company reports net income of $24.5 million and earnings per share of $1.43.  The average daily TCEs for the nine months ended September 30, 2007 was $39,900.  Net interest expense for the period was $4.1 million (2006 comparable nine months: $4.1 million).

On November 8, 2007, the Board declared a dividend of $0.50 per share.  The record date for the dividend is November 23, 2007, ex dividend date is November 21, 2007 and the dividend will be paid on or around December 7, 2007.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the third quarter was approximately WS 56 ($22,500 per day) compared to approximately WS 71 ($41,200 per day) in the second quarter of 2007.

Crude oil prices fell the first half of the quarter and thereafter increased during the second half of the quarter.  Bunkers at Fujairah averaged approximately $385/mt in the third quarter with a low of approximately $359/mt and a high of approximately $413/mt.

The International Energy Agency (IEA) reported in October an average OPEC oil production, including Iraq, of 30.54 million barrels per day during the third quarter of the year, a 0.36 million barrels per day or 1.2 percent increase from the second quarter.

IEA estimates that world oil demand averaged 85.5 million barrels per day in the third quarter, a 1.0 percent increase from the second quarter of 2007.  IEA further predicts that the average demand for 2008 in total will be 88.0 million barrels per day, or a 2.4 percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 491 vessels at the end of the third quarter with six deliveries during the quarter.  There are seven additional deliveries expected in 2007 and 39 in 2008.  The total orderbook amounted to 161 vessels at the end of the third quarter, up from 157 vessels after the second quarter of 2007.  The current orderbook represents 32.8 percent of the VLCC fleet with one VLCC being ordered during the quarter.  The single hull fleet amounted to 147 vessels at the end of the third quarter.

We estimate that about 30 VLCCs will be converted for non-oil trading purposes. There are a further 20 vessels currently circulated as conversion candidates.

OUTLOOK

The Company has four out of its five VLCCs fixed on timecharters expiring between 2009 and 2012 and thus its exposure to short term market fluctuations is limited.  Two of these time charters also include a profit sharing arrangement.  This contract coverage provides good long term stability and limits financial risk.

On June 4, 2007 the Company purchased two newbuilding contracts, each for a capsize bulkcarrier of approximately 170.000 deadweight tons.  These vessels are scheduled for delivery in 2009.  One of the new vessels under constructions has been fixed on a five year time charter from delivery in 2009 at a net rate of $38,000 per day.  The market for bulk carriers is currently strong and the Board is evaluating options for the second vessel. The total investment for the newbuilding contracts is approximately $162 million of which the Company has paid $32.4 million to date.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

November 9, 2007
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:	Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Bjørn Sjaastad: Chief Executive Officer, Knightsbridge Tankers Limited
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

2006 Jul-Sept	2007 Jul-Sept	INCOME STATEMENT (in thousands of $)	2007 Jan-Sept	2006 Jan-Sept	2006 Jan-Dec (audited)

30,379	20,166	Operating revenues	63,959	81,268	105,728
		Operating expense
6,180	2,770	Voyage expenses	10,183	14,293	20,015
3,589	3,712	Ship operating expenses	11,146	12,312	15,835
308	377	Administrative expenses	1,130	1,142	1,492
4,316	4,316	Depreciation	12,806	12,806	17,121
14,393	11,175	Total operating expenses	35,265	40,553	54,463
15,986	8,991	Net operating income	28,694	40,715	51,265
		Other income/(expenses)
343	260	Interest income	764	1,025	1,383
(1,836)	(1,602)	Interest expense	(4,883)	(5,129)	(6,881)
6	(45)	Other financial items	(92)	(47)	(50)
(1,487)	(1,387)	Total other expenses	(4,211)	(4,151)	(5,548)
14,499	7,604	Net income	24,483	36,564	45,717

17,100	17,100	Average number of ordinary shares outstanding (000’s)	17,100	17,100	17,100
$0.85	$0.44	Earnings per share ($)	$1.43	$2.14	$2.67

BALANCE SHEET (in thousands of $)	2007 Sept 30	2006 Sept 30	2006 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	4,856	10,973	8,538
Restricted cash	10,000	10,000	10,000
Other current assets	8,793	15,269	14,723
Long term
Vessels, net	255,144	272,264	267,949
Newbuildings	32,953	-	-
Deferred charges and other long-term assets	349	306	289
Total assets	312,095	308,812	301,499

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	11,200	11,200	11,211
Other current liabilities	8,223	9,675	13,098
Long term
Long term interest bearing debt	123,200	100,800	98,000
Stockholders’ equity	169,472	187,137	179,190
Total liabilities and stockholders’ equity	312,095	308,812	301,499

2006 Jul-Sept	2007 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Sept	2006 Jan-Sept	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES
14,499	7,604	Net income	24,483	36,564	45,717
		Adjustments to reconcile net income to net cash provided by operating activities
4,333	4,350	Depreciation and amortisation	12,874	12,857	17,191
(2,456)	(1,840)	Change in operating assets and liabilities	1,054	1,778	5,745
16,376	10,114	Net cash provided by operating activities	38,411	51,199	68,653

		INVESTING ACTIVITIES
-	(530)	Additions to newbuildings	(32,953)	-	-
-	(530)	Net cash used in investing activities	(32,953)	-	-

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt and credit facilities	33,600	76	87
(2,816)	(2,800)	Repayments of long-term debt and credit facilities	(8,411)	(8,476)	(11,276)
(13,680)	(10,260)	Dividends paid	(34,200)	(44,460)	(61,560)
-	(26)	Debt finance costs	(129)	-	-
(16,496)	(13,086)	Net cash used in financing activities	(9,140)	(52,860)	(72,749)

(120)	(3,502)	Net decrease in cash and cash equivalents	(3,682)	(1,661)	(4,096)
11,093	8,358	Cash and cash equivalents at start of period	8,538	12,634	12,634
10,973	4,856	Cash and cash equivalents at end of period	4,856	11,093	8,538

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(Registrant)

Dated: December 4, 2007	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 01655 0002 834290a